Exhibit 3

Release:	IMMEDIATE RELEASE

Contact:	Brian Yuen Global-Tech USA, Inc. Tel.: 212-683-3320

Web Page:	http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH APPLIANCES REPORTS FIRST QUARTER RESULTS AND

EXPECTS IMPROVED COMPANY PERFORMANCE AND GROWTH FROM

ITS DISPLAY-ORIENTED PRODUCTS IN CALENDAR YEAR 2004

Hong Kong, August 11, 2003 — Global-Tech Appliances Inc. (NYSE: GAI) today announced its net sales and earnings for the first quarter of fiscal 2004 ended June 30, 2003.

Net sales for the first quarter of fiscal 2004 were $17.8 million, compared to $21.3 million for the first quarter of fiscal 2003. Net income for the first quarter of fiscal 2004 was $0.6 million, or $0.05 per share, compared to $2.2 million, or $0.18 per share, in the prior corresponding fiscal period.

John C.K. Sham, President and Chief Executive Officer, said: “The decline in net sales and profitability for the first quarter of fiscal 2004 reflects, in part, the Company’s de-emphasis of certain product categories that are less attractive and profitable, particularly kitchen appliances, in order to further advance the implementation of new business initiatives and opportunities that we believe will provide for more sustainable and profitable growth.”

Mr. Sham continued, “For fiscal 2004, we anticipate sacrificing short-term profits in an attempt to accelerate our previously announced diversification plans that were designed to augment our long-term growth strategy. Particularly, by accelerating our efforts on the development of display-oriented products, we have been able to design and produce several prototypes of flat-panel plasma and LCD high-definition televisions (HDTVs), as well as other products incorporating liquid crystal on silicon (LCOS), optical, and digital technologies. We have begun tooling for some of these products and concurrently initiated preliminary sales discussions with potential customers.”

Mr. Sham concluded, “Based on the positive feedback we have been receiving on some of our display-oriented products from our initial customer contacts, we are more convinced that this strategic initiative was appropriate. While it’s too early to gauge the outcome of the opportunities which the Company is currently pursuing, we are encouraged and optimistic at this point and believe that these opportunities will lead to improved growth in the sales of display-oriented products, which we anticipate will improve our overall Company performance in calendar year 2004.”

Global-Tech is a designer, manufacturer, and marketer of a wide range of small household appliances in four primary product categories: kitchen appliances; garment care products; travel products and accessories; and floor care products. The Company’s products are marketed by its customers under brand names such as Black & Decker®, DeLonghi®, Dirt Devil®, Eureka®, GE®, Hamilton Beach®, Kenwood®, Morphy Richards®, Proctor-Silex®, Sanyo®, Sunbeam®, and West Bend®.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, the financial condition of the Company’s customers, product demand and market acceptance, the success of new product development, reliance on material customers and key strategic alliances, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update our forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Amounts expressed in thousands of United States dollars, except per share data)

	Three Months Ended June 30,
	2003	2002
	(unaudited)	(unaudited)
Net sales	$17,788	$21,335
Cost of goods sold	(13,663)	(15,305)

Gross profit	4,125	6,030
Selling, general and administrative expenses	(3,898)	(3,583)

Operating income	227	2,447
Interest expense	(6)	(21)
Interest income	229	259
Other income, net	161	39

Income from continuing operations before income taxes	611	2,724
Provision for income taxes	(60)	(212)

Income from continuing operations	551	2,512
Loss from discontinued operations, net of applicable income tax (nil)	—	(356)

Income before minority interests	551	2,156
Minority interests	—	—

Net income	$551	$2,156

Basic earnings per common share	$0.05	$0.18

Diluted earnings per common share	$0.05	$0.18

Basic weighted average number of shares outstanding	12,140	12,140

Diluted weighted average number of shares outstanding	12,157	12,140

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of United States dollars)

	June 30, 2003	March 31, 2003
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$19,633	$21,515
Short-term investments	43,571	41,401
Restricted cash	839	831
Accounts receivable, net	14,034	10,247
Deposits, prepayments & other assets	2,596	2,681
Inventories, net	7,630	7,507

Total current assets	88,303	84,182

Property, plant and equipment	31,892	32,649
Promissory note receivable	716	716
Land use rights	1,925	1,938
License	3,419	3,593
Patents	237	242
Loan to a director	228	228

Total assets	$126,720	$123,548

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term bank loans	494	512
Accounts payable	7,484	5,153
Fees payable for land use rights	273	273
Salaries and allowances payable	688	585
Accrued expenses	1,376	1,576
Income tax payable	3,787	3,727

Total current liabilities	14,102	11,826
Long-term bank loans	237	316
Deferred tax liabilities, net	65	65

Total liabilities	14,404	12,207

Shareholders’ equity:
Preferred stock, par value $0.01; 1,000,000 shares authorized, no shares issued	—	—
Common stock, par value $0.01; 50,000,000 shares authorized; 12,830,000 shares issued as of June 30, 2003 and March 31, 2003	128	128
Additional paid-in capital	81,753	81,753
Retained earnings	35,233	34,682
Accumulated other comprehensive deficit	(198)	(622)
Less: Treasury stock, at cost, 689,147 shares as of June 30, 2003 and March 31, 2003	(4,600)	(4,600)

Total shareholders’ equity	112,316	111,341

Total liabilities and shareholders’ equity	$126,720	$123,548

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